UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of a letter to shareholders from Herbjorn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on December 7, 2007.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Letter to Shareholders from the Chairman & CEO.

Hamilton, Bermuda, December 7, 2007

Letter to Shareholders from the Chairman & CEO

TECHNICAL AND COMMERCIAL OPERATIONS CONSOLIDATED – STRATEGIC CONSIDERATIONS AND COMPETITIVE STRENGTHS AT THE END OF 2007

Dear Shareholder,

When the year is drawing to a close, it is right for me to send you a letter wishing you all the best for the Holiday Season and commenting upon some pertinent aspects of our current business. NAT now has 14 double hull environmentally friendly suezmax tankers including two newbuildings to be delivered in 4Q09 and 1Q10.

The market

We had a weak third quarter whilst there were signs that a rebound in spot tanker rates could be expected during the fourth quarter. It was no surprise to us that we have seen a strong increase in freight rates recently. The volatile spot tanker market is notoriously difficult to predict. The development is illustrated by the IMAREX index for suezmax tankers which was $17,160 per day in October, $29,921 per day in November and $68,013 per day up to and including December 6. To some extent this index is an indication of the level of the suezmax spot tanker market.  In an improving market, it will take a certain time before NAT is getting the full effect from this rate increase as the vessels typically have contracts for a short period forward, i.e. only a few weeks.

Consolidation of technical operations

As advised shareholders, the announced consolidation of our technical functions has been completed. The reputable V.Ships Norway AS is now technically managing all the Company’s vessels, except one which is on long term bareboat charter.

Consolidation of commercial operations

In previous reports, we have laid out a plan for consolidation of our commercial operations. Earlier our commercial functions were outsourced to pools operated by four different companies. The last step in this plan has now been decided – and going forward the number of partners will be two. We shall continue cooperating on the commercial side with Frontline Ltd (NYSE:FRO) and the private Swedish group Stena Bulk. We have known these companies very well for years. They are quality companies and prominent world names in the shipping industry. We have two vessels which soon will leave the Gemini pool of OMI to join our cooperation with Frontline Ltd and Stena Bulk in their respective pool arrangements. Thereafter, the announced consolidation of our commercial operations will be completed.

Strategy, full dividend payout and predictability

The Company has a clear and predictable strategic platform in which a full dividend payout model is a mainstay. As a policy, we pay out all the cash generated from operations. For 10 consecutive years the Company’s dividend yield has been above 10%.

Low debt

NAT has low debt per dollar of asset value compared with many other companies. This will enable the Company to take aggressive expansionary steps in good markets and also expand if the spot market and ship values should be lower.

Low overhead expenses – an important competitive strength

Another competitive strength of the Company is our very low overhead expenses compared with other companies – among the lowest in the industry. It is our objective to keep overhead expenses low – an important competitive strength in itself. Our analyses indicate that NAT’s overhead expenses are about 50%, or in some cases even one third of the level of other shipping companies on Wall Street; i.e. we have significantly lower overhead per dollar of revenue. We reckon that cash overhead expenses should be in the region of $1,000/$1,500 per day per ship. The low cost base does not in any way impact negatively the top quality approach the Company has in all functions.

Aligned interests – shareholders in focus – one share one vote

It should be noted that an important objective for NAT is that the interests of management of NAT must be aligned with the interests of shareholders in order that NAT management has no more or less incentive to take business risks than shareholders would wish. This clear profile gives you assurance of the security in which you are investing. The alignment of interests will continue to guide management to make prudent decisions on behalf of the Company.

Interests of shareholders are in focus - all shares have the same voting rights – one share one vote.  There are no voting privileges for the Manager of NAT or for others.

Growth

We have come a long way since we had three ships in the autumn of 2004 – having increased the fleet to 14 vessels now.  Further accretive growth can be expected. This means that we are working to ensure that earnings and dividend per share after an acquisition are higher than the earnings and dividend per share before an acquisition in the same prevailing spot market. Without exception we will keep shareholders’ interest in focus going forward.

Summary

I would encourage investors to look to NAT if you wish to invest in the tanker sector. We wish that NAT shall be priority number one for the investor in the tanker sector. In particular, our objective is also that NAT shall be the most attractive dividend paying security. Many shareholders contact us expressing views and recommendations. We encourage such active involvement from our shareholders.

For further details on our company, please see www.nat.bm.

From all of your friends in NAT I take this opportunity to wish each of you all the best for the New Year!

Sincerely,
Herbjørn Hansson
Chairman & Chief Executive Officer

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  December 7, 2007                                         By:   /s/    Herbjørn Hansson
                                      Herbjørn Hansson
           Chairman, Chief Executive Officer and President

SK 01318 0002 836675